UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Glu Mobile, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

379890106
(CUSIP Number)

SRB Management, L.P.
Attn:  Steven R. Becker
300 Crescent Court
Suite 1111
Dallas, Texas 75201
(214) 756-6156

With a copy to:

George Lee
Lee & Stone LLP
2626 Cole Avenue
Suite 400
Dallas, Texas 75204
(214) 377-4850
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 379890106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SRB Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,421,425
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,421,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,421,425
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 379890106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SRB Greenway Opportunity Fund, (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,155,069
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,155,069
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,069
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 379890106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. SRB Greenway Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 266,356
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 266,356
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,356
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 379890106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,421,425
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,421,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2, 421, 425
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 379890106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,421,425
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,421,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,421,425
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 379890106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,421,425
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,421,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,421,425
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and the Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Glu Mobile, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2207 Bridgepointe Parkway, Suite 250
San Mateo, California 94404.

Item 2.	Identity and Background

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):  SRB Management, L.P., a Texas limited partnership (“SRB Management”); SRB Greenway Opportunity Fund, (QP), L.P., a Texas limited partnership (“Greenway Opportunity QP”); SRB Greenway Opportunity Fund, L.P., a Texas limited partnership (“Greenway Opportunity, L.P.”); BC Advisors, LLC, a Texas limited liability company (“BCA”); Steven R. Becker (“Mr. Becker”); and Matthew A. Drapkin (“Mr. Drapkin”).  The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

Greenway Opportunity QP and Greenway Opportunity, L.P. are collectively referred to herein as the “Greenway Funds.”

Mr. Becker and Mr. Drapkin are the sole members of BCA, and BCA is the general partner of SRB Management.  Mr. Becker and Mr. Drapkin are also limited partners of SRB Management.  SRB Management is the general partner of, and investment manager for, the Greenway Funds.

(b) The business address of each Reporting Person is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

(c) The present principal occupation of each of Mr. Becker and Mr. Drapkin is serving as the co-managing member of BCA.  The principal business of BCA is serving as the general partner of SRB Management.  The principal business of SRB Management is serving as the general partner of, and investment manager for, the Greenway Funds and other limited partnerships.  The principal business of Greenway Opportunity QP and Greenway Opportunity, L.P. is acquiring and holding an interest in the Issuer and other securities.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Becker and Mr. Drapkin are citizens of the United States of America. The place of organization of all other Reporting Persons is listed in paragraph (a) of this Item 2.

Item 3.	Source and Amount of Funds or other Consideration

The Reporting Persons expended an aggregate of approximately $3,118,000  (including commissions, if any) to purchase 2,421,425 shares of Common Stock.  All funds used by the Reporting Persons to purchase reported securities have come from working capital of the Greenway Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.	Purpose of Transaction

(a)-(j)      The Reporting Persons originally purchased Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.   The Reporting Persons may engage the Issuer in discussions, including discussions regarding the composition of the Issuer’s board of directors.

Subject to applicable law and regulations, and depending upon certain factors, including without limitation, general market and investment conditions, the financial performance of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of shares of Common Stock desirable, the Reporting Persons may purchase or sell shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a), (b) As of the date hereof, the Reporting Persons own an aggregate of 2,421,425shares of Common Stock.  Based upon a total of 30,301,983 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending October 31, 2009, the Reporting Persons’ shares represent approximately 8.0% of the outstanding shares of Common Stock.

Greenway Opportunity QP owns 2,155,069 shares of Common Stock (the “Greenway Opportunity QP Shares”), which represent approximately 7.1% of the outstanding shares of Common Stock.

Greenway Opportunity, L.P. owns 266,356 shares of Common Stock (the “Greenway Opportunity, L.P. Shares”), which represent approximately 0.9% of the outstanding shares of Common Stock.

The Greenway Opportunity QP Shares and Greenway Opportunity, L.P. Shares are collectively referred to herein as the “Greenway Funds Shares”.

Greenway Opportunity QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Greenway Opportunity QP Shares.  Greenway Opportunity QP disclaims beneficial ownership of the Greenway Opportunity, L.P. Shares.

Greenway Opportunity, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Greenway Opportunity, L.P. Shares.  Greenway Opportunity, L.P. disclaims beneficial ownership of the Greenway Opportunity QP Shares.

As general partner of the Greenway Funds, SRB Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Greenway Funds Shares.  SRB Management does not own any shares of Common Stock directly and disclaims beneficial ownership of the Greenway Funds Shares.

As general partner of SRB Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by SRB Management.  BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by SRB Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA.  Neither Mr. Becker nor Mr. Drapkin own any shares of Common Stock directly, and each disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA.  Furthermore, Mr. Becker disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Drapkin, and Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Becker.

As of the date hereof, no Reporting Person owns any Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below:

Name of Reporting Person	Trade Date	Quantity Purchased/(Sold)	Trade Price
Greenway Opportunity LP	1/4/2010	5,500	1.1768
Greenway Opportunity QP	1/4/2010	44,500	1.1768
Greenway Opportunity LP	1/5/2010	869	1.2500
Greenway Opportunity LP	1/5/2010	2,442	1.2500
Greenway Opportunity LP	1/5/2010	(825)	1.2112
Greenway Opportunity QP	1/5/2010	7,031	1.2500
Greenway Opportunity QP	1/5/2010	19,758	1.2500
Greenway Opportunity QP	1/5/2010	(6,675)	1.2112
Greenway Opportunity LP	1/6/2010	11,000	1.2686
Greenway Opportunity QP	1/6/2010	89,000	1.2686
Greenway Opportunity LP	1/7/2010	5,170	1.2872
Greenway Opportunity QP	1/7/2010	41,830	1.2872
Greenway Opportunity LP	1/8/2010	495	1.3000
Greenway Opportunity QP	1/8/2010	4,005	1.3000
Greenway Opportunity LP	1/15/2010	(209)	1.4100
Greenway Opportunity QP	1/15/2010	(1,691)	1.4100
Greenway Opportunity LP	1/19/2010	3,201	1.3738
Greenway Opportunity QP	1/19/2010	25,899	1.3738
Greenway Opportunity LP	1/20/2010	1,221	1.3760
Greenway Opportunity QP	1/20/2010	9,879	1.3760
Greenway Opportunity LP	1/21/2010	2,585	1.4399
Greenway Opportunity QP	1/21/2010	20,915	1.4399
Greenway Opportunity LP	1/22/2010	1,155	1.4383
Greenway Opportunity LP	1/22/2010	1,155	1.4383
Greenway Opportunity QP	1/22/2010	9,345	1.4383
Greenway Opportunity QP	1/22/2010	9,345	1.4383
Greenway Opportunity LP	1/25/2010	7,865	1.4498
Greenway Opportunity LP	1/25/2010	7,865	1.4498
Greenway Opportunity QP	1/25/2010	63,635	1.4498
Greenway Opportunity QP	1/25/2010	63,635	1.4498
Greenway Opportunity LP	1/26/2010	8,767	1.3995
Greenway Opportunity LP	1/26/2010	8,756	1.3995
Greenway Opportunity LP	1/26/2010	(165)	1.4113
Greenway Opportunity QP	1/26/2010	70,933	1.3995
Greenway Opportunity QP	1/26/2010	70,844	1.3995
Greenway Opportunity QP	1/26/2010	(1,335)	1.4113
Greenway Opportunity LP	1/27/2010	3,740	1.3985
Greenway Opportunity LP	1/27/2010	3,718	1.3985
Greenway Opportunity QP	1/27/2010	30,260	1.3985
Greenway Opportunity QP	1/27/2010	30,082	1.3985
Greenway Opportunity LP	1/28/2010	1,375	1.4200
Greenway Opportunity LP	1/28/2010	1,375	1.4200
Greenway Opportunity QP	1/28/2010	11,125	1.4200
Greenway Opportunity QP	1/28/2010	11,125	1.4200
Greenway Opportunity LP	1/29/2010	1,925	1.4621
Greenway Opportunity LP	1/29/2010	1,925	1.4621
Greenway Opportunity QP	1/29/2010	15,575	1.4621
Greenway Opportunity QP	1/29/2010	15,575	1.4621
Greenway Opportunity LP	2/1/2010	1,727	1.4000
Greenway Opportunity LP	2/1/2010	770	1.4200
Greenway Opportunity QP	2/1/2010	13,973	1.4000
Greenway Opportunity QP	2/1/2010	6,230	1.4200
Greenway Opportunity LP	2/2/2010	4,180	1.3930
Greenway Opportunity LP	2/2/2010	4,136	1.3930
Greenway Opportunity LP	2/2/2010	1,650	1.4000
Greenway Opportunity QP	2/2/2010	33,820	1.3930
Greenway Opportunity QP	2/2/2010	33,464	1.3930
Greenway Opportunity QP	2/2/2010	13,350	1.4000
Greenway Opportunity LP	2/3/2010	8,030	1.4000
Greenway Opportunity LP	2/3/2010	7,997	1.4000
Greenway Opportunity QP	2/3/2010	64,970	1.4000
Greenway Opportunity QP	2/3/2010	64,703	1.4000
Greenway Opportunity LP	2/4/2010	4,070	1.4000
Greenway Opportunity LP	2/4/2010	3,993	1.4000
Greenway Opportunity QP	2/4/2010	32,930	1.4000
Greenway Opportunity QP	2/4/2010	32,307	1.4000
Greenway Opportunity LP	2/5/2010	5,610	1.3740
Greenway Opportunity LP	2/5/2010	5,445	1.3740

Greenway Opportunity QP	2/5/2010	45,390	1.3740
Greenway Opportunity QP	2/5/2010	44,055	1.3740
Greenway Opportunity LP	2/8/2010	2,178	1.2992
Greenway Opportunity QP	2/8/2010	17,622	1.2992
Greenway Opportunity LP	2/9/2010	4,026	1.3139
Greenway Opportunity QP	2/9/2010	32,574	1.3139
Greenway Opportunity LP	2/10/2010	98,142	1.2000
Greenway Opportunity LP	2/10/2010	1,199	1.2500
Greenway Opportunity LP	2/10/2010	220	1.3000
Greenway Opportunity QP	2/10/2010	794,058	1.2000
Greenway Opportunity QP	2/10/2010	9,701	1.2500
Greenway Opportunity QP	2/10/2010	1,780	1.3000
Greenway Opportunity LP	2/12/2010	1,584	1.0276
Greenway Opportunity QP	2/12/2010	12,816	1.0276
Greenway Opportunity LP	2/16/2010	4,070	1.0519
Greenway Opportunity QP	2/16/2010	32,930	1.0519
Greenway Opportunity LP	2/17/2010	1,870	1.0500
Greenway Opportunity QP	2/17/2010	15,130	1.0500
Greenway Opportunity LP	2/18/2010	24,554	1.0294
Greenway Opportunity QP	2/18/2010	198,671	1.0294

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock set forth above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1
Joint Filing Agreement, dated February 19, 2010, by and among SRB Greenway Opportunity Fund, (QP), L.P.; SRB Greenway Opportunity Fund, L.P.; SRB Management, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2010

SRB GREENWAY OPPORTUNITY FUND, (QP), L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

SRB GREENWAY OPPORTUNITY FUND, L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

BC ADVISORS, LLC

By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

STEVEN R. BECKER

/s/ Steven R. Becker

MATTHEW A. DRAPKIN

/s/ Matthew A. Drapkin